KELSO TECHNOLOGIES INCORPORATED

NEWS R

TSX-V:KLS

FOR IMMEDIATE RELEASE

KELSO'S JS75 SRV RECEIVES AAR APPROVAL FOR USE ON RAIL TANK CARS TRANSPORTING HAZARDOUS COMMODITIES

Approval Paves Way to Expanded Product Line for Rail and Other Industries

MONDAY, FEBRUARY 23, 2004, VANCOUVER, BC — Kelso Technologies (TSX-V:KLS) is very pleased to announce that the Association of American Railroads (AAR) has given its approval for the use of the Kelso JS75 SRV Pressure Relief Valves on all 75-pound general purpose railroad tank cars carrying hazardous commodities. The approval covers the United States, Canada and Mexico.

Kelso President and CEO, Stephen Grossman, upon receiving formal notification of the AAR approval, commented that. . . "This approval removes the last barrier facing the North American Rail Industry for Kelso's JS75 SRV external valves on all general purpose tank cars which represent the majority of tank cars in use in North America. Kelso's innovative, JS75 SRV may now be installed on tank cars handling both hazardous and non-hazardous commodities and it enables complete fleet conversion to Kelso's state-of-the-art technology. About 10% of the estimated 265,000 rail tank cars in use on North American railways undergo valve inspections and/or replacements each year. This approval also sets the stage for Kelso to expand its line of valves for other applications in the Rail Industry. The robustness of this technology will enable Kelso to address new and larger markets such as the Trucking Industry which has similar needs. And with Patents in a number of major markets around the world, we will make the JS75 SRV a success on a global basis."

Grossman went on to say that ". . . besides being a major achievement for Kelso and its shareholders, it is also a dramatic step forward in pressure relief valve technology for the rail industry and other industries in need of such technological innovation. After years of research and development work plus millions of dollars, we will now move to promoting a low-profile, external valve; a valve that offers significant benefits over competitive valves that rely on internal technology. Kelso believes the new technology will provide a safer means of transporting and storing goods, both here and around the World."

The Kelso JS75 SRV offers some very important and specific benefits to the rail industry as compared to other 75-pound pressure relief valves. Some of the benefits are that it:

1. basically eliminates the possibility of any product contamination, typical of some safety valves;
2. is able to vent vapor/gases and liquids at the same time, which helps prevent back pressure that could lead to ruptures or explosions of the tank car(s);

dlw 3/12

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3. eliminates the need for a tank car safety valve nozzle that all internal valves use which could cause environmental damage if sheered off in a tank car rollover incident;
4. provides a much safer valve for railroad mechanics to work on;
5. is smaller, lighter and more compact;
6. has an unobstructed opening and flow aperture due to its unique external design;
7. offers ease of servicing and reduced overall maintenance costs; and,
8. can be easily retrofitted to existing tank cars without structural change.

Brief Description of the Approval Process

On November 14, 2001, Kelso began a Service Trial as required by the AAR involving 30 production valves installed on railroad tank cars. The Service Trail involved travel throughout North America during the extreme cold of winter and the extreme heat of summer to ensure that the Kelso JS75 SRV meets the rigid performance and safety standards set out by the AAR in order to be commercialized and sold to the rail industry.

After two years and approximately 4,000,000 miles traveled, a teardown of five of the remaining 25 valves was undertaken at a certified railroad repair shop with an AAR Observer present. On January 19, 2004 following the teardown, a complete package on the teardown inspection was submitted to the AAR Tank Car Committee for their review and approval. That approval has now been granted marking the successful end of the Service Trial for the Kelso JS75 SRV 75-pound pressure relief valve.

A Word of Thanks to Those Who Made the Approval a Reality

Kelso is very thankful to Terra International Inc. for allowing us to use their leased tank cars; to Union Tank Car Company, owners of the leased cars; and to the many men and women who have been involved over the years in developing the Kelso JS75 SRV and providing assistance during the two year Service Trial.

Lastly, Kelso wishes to express its thanks to the various members of the AAR Tank Car Committee and its Director. Without their final approval, none of this would be possible. It required a team effort by everyone else and many years and dollars to achieve this approval. Kelso believes a new chapter is about to be written in "pressure relief valve technology."

For further information regarding Kelso Technologies Inc. please contact the Investor Relations Department at 1-866-535-7685 or 1-604-878-7600 or via email to investor-relations@kelsotech.com.

"John L. Carswell"
John L. Carswell, Director

Suite 801 – 1318 Homer Street, Vancouver, British Columbia, Canada V6B 6A7
Telephone: (604) 878-7600 Toll Free: (866) 535-7685 Facsimile: (604) 899-1144
Email: investor-relations@kelsotech.com Website: www.kelsotech.com

82-2441

KELSO TECHNOLOGIES INCORPORATED

NEWS RELEASE

TSX-V:KLS FOR IMMEDIATE RELEASE

KELSO POISED FOR COMMERCIALIZATION AS FINANCING EFFORTS PROGRESS

TUESDAY, FEBRUARY 24, 2004, VANCOUVER, BC — Kelso Technologies (TSX-V:KLS) is pleased to announce that yesterday's news release regarding the AAR approval for use of Kelso's JS75 SRV Pressure Relief Valves on all 75-pound general purpose railroad tank cars (estimated to be 160,000 in North America alone) sparked an overwhelming display of investor confidence with a common share trading volume exceeding 580,000 shares. On another front, Kelso provides an update regarding its financing efforts.

In the recent President's Message mailed to shareholders in preparation for the upcoming AGM (Friday, February 27, 2004 at 1:00 p.m.), President and CEO Stephen L. Grossman stated that there were two major goals left to be achieved by Kelso prior to commercialization of its technology.

The first goal was to complete the Service Trial and receive final approval of its JS75 SRV valves by the AAR, paving the way to commercialization of its technology. This milestone has now been achieved.

The second goal of attaining financing is well underway. After contacting several potential candidates, Goldsmith Agio Helms, Kelso's investment banker, has narrowed down its list to those qualified North American and International companies that have expressed an interest. Further detailed discussions will take place with a view to establishing a working relationship leading to commercializing Kelso's JS75 SRV valves.

Goldsmith Agio Helms is a respected private investment banking firm that provides financial advisory services to middle-market businesses, typically ranging in size from US$25 million to US$500 million. The firm's principals have negotiated and closed transactions ranging from US$5 million to more than US$1 billion. (Source: www.agio.com)

Goldsmith Agio Helms has represented hundreds of middle-market businesses owned by prominent entrepreneurs, private equity groups, Fortune 500 companies, and other public and private companies, in a broad range of industries. The firm operates internationally from its offices in Minneapolis, New York, Chicago, Los Angeles, Naples (Florida), and London, England.

For further information regarding Kelso Technologies Inc., please contact the Investor Relations Department at 1-866-535-7685 or 1-604-878-7600 or via email to investor-relations@kelsotech.com.

"John L. Carswell"
John L. Carswell, Director

"Growth through Product Development"

Suite 801 – 1318 Homer Street, Vancouver, British Columbia, Canada V6B 6A7
Telephone: (604) 878-7600 Toll Free: (866) 535-7685 Facsimile: (604) 899-1144
Email: investor-relations@kelsotech.com Website: www.kelsotech.com

82-2441

KELSO TECHNOLOGIES INCORPORATED

NEWS RELEASE

TSX-V:KLS FOR IMMEDIATE RELEASE

KELSO'S JS75 SRV RECEIVES AAR APPROVAL FOR USE ON RAIL TANK CARS TRANSPORTING HAZARDOUS COMMODITIES

Approval Paves Way to Expanded Product Line for Rail and Other Industries

MONDAY, FEBRUARY 23, 2004, VANCOUVER, BC — Kelso Technologies (TSX-V:KLS) is very pleased to announce that the Association of American Railroads (AAR) has given its approval for the use of the Kelso JS75 SRV Pressure Relief Valves on all 75-pound general purpose railroad tank cars carrying hazardous commodities. The approval covers the United States, Canada and Mexico.

Kelso President and CEO, Stephen Grossman, upon receiving formal notification of the AAR approval, commented that. . . "This approval removes the last barrier facing the North American Rail Industry for Kelso's JS75 SRV external valves on all general purpose tank cars which represent the majority of tank cars in use in North America. Kelso's innovative, JS75 SRV may now be installed on tank cars handling both hazardous and non-hazardous commodities and it enables complete fleet conversion to Kelso's state-of-the-art technology. About 10% of the estimated 265,000 rail tank cars in use on North American railways undergo valve inspections and/or replacements each year. This approval also sets the stage for Kelso to expand its line of valves for other applications in the Rail Industry. The robustness of this technology will enable Kelso to address new and larger markets such as the Trucking Industry which has similar needs. And with Patents in a number of major markets around the world, we will make the JS75 SRV a success on a global basis."

Grossman went on to say that ". . . besides being a major achievement for Kelso and its shareholders, it is also a dramatic step forward in pressure relief valve technology for the rail industry and other industries in need of such technological innovation. After years of research and development work plus millions of dollars, we will now move to promoting a low-profile, external valve; a valve that offers significant benefits over competitive valves that rely on internal technology. Kelso believes the new technology will provide a safer means of transporting and storing goods, both here and around the World."

The Kelso JS75 SRV offers some very important and specific benefits to the rail industry as compared to other 75-pound pressure relief valves. Some of the benefits are that it:

1. basically eliminates the possibility of any product contamination, typical of some safety valves;
2. is able to vent vapor/gases and liquids at the same time, which helps prevent back pressure that could lead to ruptures or explosions of the tank car(s);

82-2441

3. eliminates the need for a tank car safety valve nozzle that all internal valves use which could cause environmental damage if sheered off in a tank car rollover incident;
4. provides a much safer valve for railroad mechanics to work on;
5. is smaller, lighter and more compact;
6. has an unobstructed opening and flow aperture due to its unique external design;
7. offers ease of servicing and reduced overall maintenance costs; and,
8. can be easily retrofitted to existing tank cars without structural change.

Brief Description of the Approval Process

On November 14, 2001, Kelso began a Service Trial as required by the AAR involving 30 production valves installed on railroad tank cars. The Service Trail involved travel throughout North America during the extreme cold of winter and the extreme heat of summer to ensure that the Kelso JS75 SRV meets the rigid performance and safety standards set out by the AAR in order to be commercialized and sold to the rail industry.

After two years and approximately 4,000,000 miles traveled, a teardown of five of the remaining 25 valves was undertaken at a certified railroad repair shop with an AAR Observer present. On January 19, 2004 following the teardown, a complete package on the teardown inspection was submitted to the AAR Tank Car Committee for their review and approval. That approval has now been granted marking the successful end of the Service Trial for the Kelso JS75 SRV 75-pound pressure relief valve.

A Word of Thanks to Those Who Made the Approval a Reality

Kelso is very thankful to Terra International Inc. for allowing us to use their leased tank cars; to Union Tank Car Company, owners of the leased cars; and to the many men and women who have been involved over the years in developing the Kelso JS75 SRV and providing assistance during the two year Service Trial.

Lastly, Kelso wishes to express its thanks to the various members of the AAR Tank Car Committee and its Director. Without their final approval, none of this would be possible. It required a team effort by everyone else and many years and dollars to achieve this approval. Kelso believes a new chapter is about to be written in "pressure relief valve technology."

For further information regarding Kelso Technologies Inc. please contact the Investor Relations Department at 1-866-535-7685 or 1-604-878-7600 or via email to investor-relations@kelsotech.com.

"John L. Carswell"
John L. Carswell, Director

82-2441

KELSO TECHNOLOGIES INCORPORATED

NEWS RELEASE

TSX-V:KLS FOR IMMEDIATE RELEASE

KELSO POISED FOR COMMERCIALIZATION AS FINANCING EFFORTS PROGRESS

TUESDAY, FEBRUARY 24, 2004, VANCOUVER, BC — Kelso Technologies (TSX-V:KLS) is pleased to announce that yesterday's news release regarding the AAR approval for use of Kelso's JS75 SRV Pressure Relief Valves on all 75-pound general purpose railroad tank cars (estimated to be 160,000 in North America alone) sparked an overwhelming display of investor confidence with a common share trading volume exceeding 580,000 shares. On another front, Kelso provides an update regarding its financing efforts.

In the recent President's Message mailed to shareholders in preparation for the upcoming AGM (Friday, February 27, 2004 at 1:00 p.m.), President and CEO Stephen L. Grossman stated that there were two major goals left to be achieved by Kelso prior to commercialization of its technology.

The first goal was to complete the Service Trial and receive final approval of its JS75 SRV valves by the AAR, paving the way to commercialization of its technology. This milestone has now been achieved.

The second goal of attaining financing is well underway. After contacting several potential candidates, Goldsmith Agio Helms, Kelso's investment banker, has narrowed down its list to those qualified North American and International companies that have expressed an interest. Further detailed discussions will take place with a view to establishing a working relationship leading to commercializing Kelso's JS75 SRV valves.

Goldsmith Agio Helms is a respected private investment banking firm that provides financial advisory services to middle-market businesses, typically ranging in size from US$25 million to US$500 million. The firm's principals have negotiated and closed transactions ranging from US$5 million to more than US$1 billion. (Source: www.agio.com)

Goldsmith Agio Helms has represented hundreds of middle-market businesses owned by prominent entrepreneurs, private equity groups, Fortune 500 companies, and other public and private companies, in a broad range of industries. The firm operates internationally from its offices in Minneapolis, New York, Chicago, Los Angeles, Naples (Florida), and London, England.

For further information regarding Kelso Technologies Inc., please contact the Investor Relations Department at 1-866-535-7685 or 1-604-878-7600 or via email to investor-relations@kelsotech.com.

"John L. Carswell"
John L. Carswell, Director

"Growth through Product Development"

Suite 801 – 1318 Homer Street, Vancouver, British Columbia, Canada V6B 6A7
Telephone: (604) 878-7600 Toll Free: (866) 535-7685 Facsimile: (604) 899-1144
Email: investor-relations@kelsotech.com Website: www.kelsotech.com

(82-2441

KELSO TECHNOLOGIES INCORPORATED

NEWS RELEASE

TSX-V:KLS

FOR IMMEDIATE RELEASE

SUPPL

KELSO'S JS75 SRV RECEIVES AAR APPROVAL FOR USE ON RAIL TANK CARS TRANSPORTING HAZARDOUS COMMODITIES

Approval Paves Way to Expanded Product Line for Rail and Other Industries

MONDAY, FEBRUARY 23, 2004, VANCOUVER, BC — Kelso Technologies (TSX-V:KLS) is very pleased to announce that the Association of American Railroads (AAR) has given its approval for the use of the Kelso JS75 SRV Pressure Relief Valves on all 75-pound general purpose railroad tank cars carrying hazardous commodities. The approval covers the United States, Canada and Mexico.

Kelso President and CEO, Stephen Grossman, upon receiving formal notification of the AAR approval, commented that. . . "This approval removes the last barrier facing the North American Rail Industry for Kelso's JS75 SRV external valves on all general purpose tank cars which represent the majority of tank cars in use in North America. Kelso's innovative, JS75 SRV may now be installed on tank cars handling both hazardous and non-hazardous commodities and it enables complete fleet conversion to Kelso's state-of-the-art technology. About 10% of the estimated 265,000 rail tank cars in use on North American railways undergo valve inspections and/or replacements each year. This approval also sets the stage for Kelso to expand its line of valves for other applications in the Rail Industry. The robustness of this technology will enable Kelso to address new and larger markets such as the Trucking Industry which has similar needs. And with Patents in a number of major markets around the world, we will make the JS75 SRV a success on a global basis."

Grossman went on to say that ". . . besides being a major achievement for Kelso and its shareholders, it is also a dramatic step forward in pressure relief valve technology for the rail industry and other industries in need of such technological innovation. After years of research and development work plus millions of dollars, we will now move to promoting a low-profile, external valve; a valve that offers significant benefits over competitive valves that rely on internal technology. Kelso believes the new technology will provide a safer means of transporting and storing goods, both here and around the World."

The Kelso JS75 SRV offers some very important and specific benefits to the rail industry as compared to other 75-pound pressure relief valves. Some of the benefits are that it:

1. basically eliminates the possibility of any product contamination, typical of some safety valves;
2. is able to vent vapor/gases and liquids at the same time, which helps prevent back pressure that could lead to ruptures or explosions of the tank car(s);

3. eliminates the need for a tank car safety valve nozzle that all internal valves use which could cause environmental damage if sheered off in a tank car rollover incident;
4. provides a much safer valve for railroad mechanics to work on;
5. is smaller, lighter and more compact;
6. has an unobstructed opening and flow aperture due to its unique external design;
7. offers ease of servicing and reduced overall maintenance costs; and,
8. can be easily retrofitted to existing tank cars without structural change.

Brief Description of the Approval Process

On November 14, 2001, Kelso began a Service Trial as required by the AAR involving 30 production valves installed on railroad tank cars. The Service Trail involved travel throughout North America during the extreme cold of winter and the extreme heat of summer to ensure that the Kelso JS75 SRV meets the rigid performance and safety standards set out by the AAR in order to be commercialized and sold to the rail industry.

After two years and approximately 4,000,000 miles traveled, a teardown of five of the remaining 25 valves was undertaken at a certified railroad repair shop with an AAR Observer present. On January 19, 2004 following the teardown, a complete package on the teardown inspection was submitted to the AAR Tank Car Committee for their review and approval. That approval has now been granted marking the successful end of the Service Trial for the Kelso JS75 SRV 75-pound pressure relief valve.

A Word of Thanks to Those Who Made the Approval a Reality

Kelso is very thankful to Terra International Inc. for allowing us to use their leased tank cars; to Union Tank Car Company, owners of the leased cars; and to the many men and women who have been involved over the years in developing the Kelso JS75 SRV and providing assistance during the two year Service Trial.

Lastly, Kelso wishes to express its thanks to the various members of the AAR Tank Car Committee and its Director. Without their final approval, none of this would be possible. It required a team effort by everyone else and many years and dollars to achieve this approval. Kelso believes a new chapter is about to be written in "pressure relief valve technology."

For further information regarding Kelso Technologies Inc. please contact the Investor Relations Department at 1-866-535-7685 or 1-604-878-7600 or via email to investor-relations@kelsotech.com.

"John L. Carswell"
John L. Carswell, Director

Suite 801 – 1318 Homer Street, Vancouver, British Columbia, Canada V6B 6A7
Telephone: (604) 878-7600 Toll Free: (866) 535-7685 Facsimile: (604) 899-1144
Email: investor-relations@kelsotech.com Website: www.kelsotech.com

(82-2441)

KELSO TECHNOLOGIES INCORPORATED

NEWS RELEASE

TSX-V:KLS FOR IMMEDIATE RELEASE

KELSO'S JS75 SRV RECEIVES AAR APPROVAL FOR USE ON RAIL TANK CARS TRANSPORTING HAZARDOUS COMMODITIES

Approval Paves Way to Expanded Product Line for Rail and Other Industries

MONDAY, FEBRUARY 23, 2004, VANCOUVER, BC — Kelso Technologies (TSX-V:KLS) is very pleased to announce that the Association of American Railroads (AAR) has given its approval for the use of the Kelso JS75 SRV Pressure Relief Valves on all 75-pound general purpose railroad tank cars carrying hazardous commodities. The approval covers the United States, Canada and Mexico.

Kelso President and CEO, Stephen Grossman, upon receiving formal notification of the AAR approval, commented that. . . "This approval removes the last barrier facing the North American Rail Industry for Kelso's JS75 SRV external valves on all general purpose tank cars which represent the majority of tank cars in use in North America. Kelso's innovative, JS75 SRV may now be installed on tank cars handling both hazardous and non-hazardous commodities and it enables complete fleet conversion to Kelso's state-of-the-art technology. About 10% of the estimated 265,000 rail tank cars in use on North American railways undergo valve inspections and/or replacements each year. This approval also sets the stage for Kelso to expand its line of valves for other applications in the Rail Industry. The robustness of this technology will enable Kelso to address new and larger markets such as the Trucking Industry which has similar needs. And with Patents in a number of major markets around the world, we will make the JS75 SRV a success on a global basis."

Grossman went on to say that ". . . besides being a major achievement for Kelso and its shareholders, it is also a dramatic step forward in pressure relief valve technology for the rail industry and other industries in need of such technological innovation. After years of research and development work plus millions of dollars, we will now move to promoting a low-profile, external valve; a valve that offers significant benefits over competitive valves that rely on internal technology. Kelso believes the new technology will provide a safer means of transporting and storing goods, both here and around the World."

The Kelso JS75 SRV offers some very important and specific benefits to the rail industry as compared to other 75-pound pressure relief valves. Some of the benefits are that it:

1. basically eliminates the possibility of any product contamination, typical of some safety valves;
2. is able to vent vapor/gases and liquids at the same time, which helps prevent back pressure that could lead to ruptures or explosions of the tank car(s);

3. eliminates the need for a tank car safety valve nozzle that all internal valves use which could cause environmental damage if sheered off in a tank car rollover incident;
4. provides a much safer valve for railroad mechanics to work on;
5. is smaller, lighter and more compact;
6. has an unobstructed opening and flow aperture due to its unique external design;
7. offers ease of servicing and reduced overall maintenance costs; and,
8. can be easily retrofitted to existing tank cars without structural change.

Brief Description of the Approval Process

On November 14, 2001, Kelso began a Service Trial as required by the AAR involving 30 production valves installed on railroad tank cars. The Service Trail involved travel throughout North America during the extreme cold of winter and the extreme heat of summer to ensure that the Kelso JS75 SRV meets the rigid performance and safety standards set out by the AAR in order to be commercialized and sold to the rail industry.

After two years and approximately 4,000,000 miles traveled, a teardown of five of the remaining 25 valves was undertaken at a certified railroad repair shop with an AAR Observer present. On January 19, 2004 following the teardown, a complete package on the teardown inspection was submitted to the AAR Tank Car Committee for their review and approval. That approval has now been granted marking the successful end of the Service Trial for the Kelso JS75 SRV 75-pound pressure relief valve.

A Word of Thanks to Those Who Made the Approval a Reality

Kelso is very thankful to Terra International Inc. for allowing us to use their leased tank cars; to Union Tank Car Company, owners of the leased cars; and to the many men and women who have been involved over the years in developing the Kelso JS75 SRV and providing assistance during the two year Service Trial.

Lastly, Kelso wishes to express its thanks to the various members of the AAR Tank Car Committee and its Director. Without their final approval, none of this would be possible. It required a team effort by everyone else and many years and dollars to achieve this approval. Kelso believes a new chapter is about to be written in "pressure relief valve technology."

For further information regarding Kelso Technologies Inc. please contact the Investor Relations Department at 1-866-535-7685 or 1-604-878-7600 or via email to investor-relations@kelsotech.com.

"John L. Carswell"
John L. Carswell, Director

Suite 801 – 1318 Homer Street, Vancouver, British Columbia, Canada V6B 6A7
Telephone: (604) 878-7600 Toll Free: (866) 535-7685 Facsimile: (604) 899-1144
Email: investor-relations@kelsotech.com Website: www.kelsotech.com